Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-8

Web site: www.langmichener.com

Direct Line: (604) 691-7439
Direct Fax Line: (604) 691-7351
E-Mail: akagna@lmls.com

June 30, 2006

BY EDGAR CORRESPONDENCE
AND COURIER MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:      Mellissa Campbell Duru

Dear Sirs/Mesdames:

Nord Resources Corporation
Amendment No. 2 to Preliminary Schedule 14A for the 2006 Annual General Meeting
Filed June 30, 2006
SEC File No. 001-08733

As per our telephone conversation on June 19, 2006, we have filed Amendment No. 2 to the Preliminary Schedule 14A Proxy Statement for Nord Resources Corporation. As requested, we are transmitting to you two copies of the marked version showing changes made to from Amendment No. 1 filed March 27, 2006.

Please contact me should you have any comments or questions with respect to the enclosed.

Yours truly,

/s/ Anita B. Kagna

Anita B. Kagna
for Lang Michener LLP

ABK/lmr
Encls.